SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1
TO
ANNUAL REPORT
OF
THE REPUBLIC OF TURKEY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to	Names of
	which registration	exchanges on
	is effective	which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission
EMBASSY OF THE REPUBLIC OF TURKEY
OFFICE OF THE COUNSELOR FOR ECONOMIC AFFAIRS
2525 Massachusetts Avenue, N.W. WASHINGTON D.C. 20008 / U.S.A.
Phone: (202)-612 6790 Fax: (202)-238 0627
* The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY
SIGNATURE
EXHIBIT INDEX
EX-99.E: OPINION OF THE FIRST LEGAL ADVISOR, PRIME MINISTRY OF THE REPUBLIC OF TURKEY
EX-99.F: OPINION OF ARNOLD & PORTER LLP

THE REPUBLIC OF TURKEY
     Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2006 and effective as of August 10, 2006 (Registration Number 333-133956) (the “Registration Statement”) of the Republic of Turkey (the “Registrant”).
     The sole purpose of this Amendment No. 1 is to file with the Commission the legal opinions included as Exhibits E and F hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 3rd day of October, 2007.

REPUBLIC OF TURKEY
By:	/s/ Memduh Aslan AKCAY
Memduh Aslan AKCAY
Director General of Foreign Economic Relations Undersecretariat of Treasury Prime Ministry

EXHIBIT INDEX

Exhibit
Number
A.	None

B.	None

* C.	Copy of the 2007 Annual Budget of the Republic (in Turkish)

* D.	Current Description of the Republic

E.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated October 3, 2007

F.	Opinion of Arnold & Porter LLP dated October 3, 2007

*	Previously filed.